# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Capital Clean Energy Carriers Corp., CIK 0001392326
CUSIP: Y00408107
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 3 Iassonos Street, Piraeus, Greece (J3), 18537
Date of event which requires filing of this statement: 09/26/2025
Amends the filing with accession number 0001341004-24-000004
Filed by CIK 0002006116
Persons authorized to receive notices and communications: Alon Bar, c/o Yoda PLC, 48 Themistokli Dervi, 7th Floor, Office 703, Nicosia, Cyprus (G4), 1066, 357 22 570 380

## Reporting persons
- Yoda PLC (CIK 0002006116): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 17,175,137; sole dispositive power 0; shared dispositive power 17,175,137; aggregate amount beneficially owned 17,175,137 (29.07% of the class); the aggregate amount excludes certain shares
  Comment: The share amounts in Rows 8, 10 and 11 above refer to the common shares ("Common Shares"), with par value $0.01 per share, of Capital Clean Energy Carriers Corp. (the "Issuer"). By virtue of his relationship to Yoda PLC, Ioannis Papalekas may be deemed to beneficially own the Common Shares held by Yoda PLC.
  
  The percentage reported in Row 13 above are calculated using a denominator of 59,081,366 Common Shares outstanding (excluding 1,221,061 Common Shares held in treasury), based on information publicly filed by the Issuer.
- Ioannis Papalekas: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,175,137; sole dispositive power 0; shared dispositive power 17,175,137; aggregate amount beneficially owned 17,175,137 (29.07% of the class)
  Comment: The share amounts in Rows 8, 10 and 11 above represent the number of Common Shares that may be deemed to be beneficially owned by Ioannis Papalekas.
  
  The percentage reported in Row 13 above are calculated using a denominator of 59,081,366 Common Shares outstanding (excluding 1,221,061 Common Shares held in treasury), based on information publicly filed by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.01 per share
Name of issuer: Capital Clean Energy Carriers Corp.
Address of issuer's principal executive offices: 3 Iassonos Street, Piraeus, Greece (J3), 18537

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: From July 30, 2025 to September 26, 2025, Yoda PLC (the "Company") through its wholly-owned subsidiary Paparebecorp Limited, acquired in open-market transactions 484,193 Common Shares for an aggregate amount of $11,627,257. The Company also acquired 108,609 shares instead of dividends. The source of funds used for these transactions was working capital of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

The Reporting Persons acquired the Common Shares of the Issuer for investment purposes as they believed that such Common Shares represented an attractive investment opportunity.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, directly or through wholly owned subsidiaries, to acquire additional Common Shares, dispose of some or all of the Common Shares that it may own from time to time, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(b) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D. Such information is based on 59,081,366 Common Shares outstanding (excluding 1,221,061 Common Shares held in treasury), based on information provided by the Issuer to the Reporting Persons. The Common Shares reported herein are directly held by the Company. Ioannis Papalekas, the controlling shareholder of the Company, may deemed to beneficially own the Common Shares directly held by the Company.

Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Company) or any of the following persons listed hereto is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed:

1. Alon Bar: Director, Chief Executive Officer of Yoda PLC

2. Achilleas Dorotheou: Director, Head of Hospitality and Development of Yoda PLC

3. Marios Alexandrou: Director, Head of Operations and Compliance of Yoda PLC

4. Stavros Ioannou: Director, Chief Financial Officer of Yoda PLC
Transactions in the class effected during the past sixty days:
Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to their knowledge, any of the following persons listed hereto, has effected any transaction in Common Shares during the past 60 days:

1. Alon Bar: Director, Chief Executive Officer of Yoda PLC

2. Achilleas Dorotheou: Director, Head of Hospitality and Development of Yoda PLC

3. Marios Alexandrou: Director, Head of Operations and Compliance of Yoda PLC

4. Stavros Ioannou: Director, Chief Financial Officer of Yoda PLC
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Yoda PLC: /s/ Alon Bar, Alon Bar / Chief Executive Officer (09/29/2025)
- Ioannis Papalekas: /s/ Ioannis Papalekas, Ioannis Papalekas (09/29/2025)